Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

WM. WRIGLEY JR. COMPANY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

982526 10 5

(CUSIP Number)

Marshall E. Eisenberg, Esq.
Neal, Gerber & Eisenberg LLP
Two North LaSalle Street
Chicago, Illinois 60602

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2003

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

Page 1 of 5 Pages

CUSIP No. 982526 10 5	13D	Page 2 of 5 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
William Wrigley, Jr.		###-##-####

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.		SEC USE ONLY

4.		SOURCE OF FUNDS N/A

5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.		CITIZENSHIP OR PLACE OF ORIGIN United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

Has sole voting power over 37,357,568 shares of Common Stock and 24,705,570 shares of Class B Common Stock. Each share of Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is convertible into Common Stock.

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER Has sole dispositive power over 26,530,916 shares of Common Stock and 19,029,400 shares of Class B Common Stock.

	10.	SHARED DISPOSITIVE POWER Has shared dispositive power over 509,664 shares of Common Stock and 254,832 shares of Class B Common Stock.

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,063,138 of which 24,705,570 shares are Class B Common Stock convertible into Common Stock.

12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

20.3% of Common Stock; 60.1% of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 29.7% of the issued and outstanding Common Stock.

14.		TYPE OF REPORTING PERSON* IN

CUSIP NO. 982526 10 5	13D	Page 3 of 5 Pages

     Except as specifically amended hereby, all other provisions of Mr. Wrigley, Jr.’s Schedule 13D filed on April 8, 1999, as amended by Amendment Nos. 1-5, remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Wrigley, Jr. is the beneficial owner (prior to the disclaimer of beneficial interest as described herein) of 37,357,568 shares of Common Stock, representing 20.3% of the issued and outstanding shares of Common Stock, and 24,705,570 shares of Class B Common Stock, representing 60.1% of the issued and outstanding shares of Class B Common Stock. Of these Shares, Mr. Wrigley, Jr. disclaims any beneficial interest in 30,403,240 shares of Common Stock and 17,818,132 shares of Class B Common Stock. Shares of Class B Common Stock are entitled to ten votes per share, are subject to restrictions on transfer and are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B) under the Securities Exchange Act of 1934, Mr. Wrigley is deemed to beneficially own 62,063,138 shares of Common Stock, representing 29.7% of the issued and outstanding shares, after giving effect to the assumed conversion by Mr. Wrigley, Jr. of the shares of Class B Common Stock. The ownership percentages set forth herein are based upon 183,671,467 shares of Common Stock and 41,085,459 shares of Class B Common Stock outstanding as of October 15, 2003, as reported in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2003.

     (b) The number of shares as to which Mr. Wrigley, Jr. has the sole power to vote or to dispose, or the shared power to vote or to dispose is as follows:

Sole voting power:	37,357,568 shares of Common Stock
24,705,570 shares of Class B Common Stock

Shared voting power:	0

Sole dispositive power:	26,530,916 shares of Common Stock
19,029,400 shares of Class B Common Stock

Shared dispositive power:	509,664 shares of Common Stock
254,832 shares of Class B Common Stock

     (c) As described in Item 6 below, Mr. Wrigley, Jr. holds irrevocable proxies with respect to, and therefore has voting power over, shares of Common Stock and Class B Common Stock owned by certain trusts for the benefit of family members. Mr. Wrigley, Jr. does not have dispositive power over such Shares; rather dispositive power is held by the trustee of such trusts. The trustee of such trusts effected open market sales of shares of Common Stock from these trusts within the past sixty days as follows: (i) on October 28, 2003, an aggregate of 179,000 shares were sold at a price per share of $56.1214 and (ii) on October 29, 2003, an aggregate of 121,000 shares were sold at a price per share of $56.1227.

     (d) A number of individuals and entities, including Mr. Wrigley, Jr., have an economic interest in and the right to receive dividends from, or the proceeds from the sale of, Shares as beneficiaries of various trusts over which Mr. Wrigley, Jr. is a trustee or co-trustee and as beneficial owners or otherwise.

     (e) Not applicable.

CUSIP NO. 982526 10 5	13D	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. Wrigley, Jr. entered into an agreement with Santa Catalina Island Company, a Delaware corporation (“SCI Co.”), effective as of December 28, 2001, pursuant to which Mr. Wrigley, Jr. holds an irrevocable proxy to vote the 960,000 shares of Common Stock and 480,000 shares of Class B Common Stock owned by SCI Co. (or certain permitted transferees). Mr. Wrigley, Jr. does not have investment or dispositive power over such Shares. The irrevocable proxy granted to Mr. Wrigley, Jr. is of indeterminate duration (depending on the occurrence of certain events). In addition, pursuant to the agreement, Mr. Wrigley, Jr. has the right to purchase at the then-current market price any shares SCI Co. (or certain permitted transferees) intends to sell.

     Pursuant to an agreement effective as of September 25, 2002, Mr. Wrigley, Jr. holds irrevocable proxies to vote an aggregate of 9,356,988 shares of Common Stock and 4,941,338 shares of Class B Common Stock owned by certain trusts for the benefit of family members. Mr. Wrigley, Jr. does not have the right to direct the sale, exchange or disposition of the Shares held by such trusts. The irrevocable proxies granted to Mr. Wrigley, Jr. terminate on September 25, 2005.

     In connection with the winding-up and closing of the Estate of William Wrigley (Mr. Wrigley, Jr.’s father) and the distribution of the remaining assets of the Estate, William Wrigley’s children, as the beneficiaries of the Estate, have agreed pursuant to an agreement dated December 1, 2003 that, among other things, Mr. Wrigley, Jr. will resign as trustee or co-trustee, as the case may be, of trusts for the benefit of Mr. Wrigley, Jr.’s sister, Alison Wrigley Rusack, and/or her children. Mr. Wrigley, Jr.’s resignation is conditioned upon court approval of the same and, therefore, there can be no assurance that such resignation will take place or the timeframe in which any such resignation may occur.

     If Mr. Wrigley, Jr. resigns as trustee or co-trustee, as the case may be, of trusts for the benefit of Ms. Rusack and/or her children, it is expected that Mr. Wrigley, Jr. will no longer have voting or dispositive power over an aggregate of approximately 13.2 million shares of Common Stock held by such trusts, resulting in a decrease in Mr. Wrigley, Jr.’s beneficial ownership of shares of Common Stock of approximately 7.2% and a decrease in his overall voting power in the Company of no more than approximately 2.2%.

     In connection with the winding up and closing of the Estate, it is possible that the irrevocable proxy given to Mr. Wrigley, Jr. by SCI Co. (as described above) may be terminated if, among other things, the court approval described above has been obtained and SCI Co. agrees as to certain matters with Mr. Wrigley, Jr. Accordingly, no assurance can be given that such irrevocable proxy will be terminated.

Item 7. Exhibits.

     1. Irrevocable Proxy, dated December 31, 2001, executed by Santa Catalina Island Company in favor of William Wrigley, Jr. (incorporated by reference to Amendment No. 3 to William Wrigley, Jr.’s Schedule 13D filed on January 7, 2002).

     2-9. Irrevocable Proxies, dated September 25, 2002, executed by William J. Hagenah, Jr. as trustee of the trusts named therein in favor of William Wrigley, Jr. (incorporated by reference to Amendment No. 4 to William Wrigley, Jr.’s Schedule 13D filed on September 27, 2002).

     10. Form of Co-Trustee Resignation and Release/Indemnification.

CUSIP NO. 982526 10 5	13D	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2003

/s/ William Wrigley, Jr. William Wrigley, Jr.